Manas Petroleum Corporation
Bahnhofstrasse 9
6341Baar, Switzerland

May 03, 2010

VIA EDGAR AND FACSIMILE

US Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549

Re:	Manas Petroleum Corporation.
Registration Statement on Form S-8 (File No. 333-145736)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Manas Petroleum Corporation (the “Company”) hereby requests the withdrawal, effective immediately, of the Registration Statement on Form S-8, together with all exhibits thereto, (Accession Number 0001144204-07-046678, File Number 333-145736) (collectively, the “Registration Statement”), originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on August 28, 2007.

The Registration Statement is being withdrawn because the Company intends to file a new registration statement on Form S-8 to replace the Registration Statement.  The Company represents that no securities have been sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future registration statement(s).

Please contact our counsel, Ethan P. Minsky of Clark Wilson LLP, at 604..687.5700 with any questions you may have concerning this request.

Sincerely,

Manas Petroleum Corporation

By  /s/ Erik Herlyn

Name: Erik Herlyn
Title:  President and CEO